Exhibit 2.3

EXECUTION VERSION

AMENDMENT AGREEMENT

AMENDMENT No. 3 (this “Amendment No. 3”), dated as of February 11, 2015, to the Share Purchase Agreement, dated as of October 20, 2014 and amended as of November 10, 2014 and December 2, 2014 (as amended, the “Agreement”), between Nalozo S.à.r.l., a Luxembourg limited liability company (“Nalozo” or the “Seller”), Nalozo L.P., an Exempted Limited Partnership registered in the Cayman Islands (“Nalozo LP”) and Platform Specialty Products Corporation, a Delaware corporation (the “Purchaser”).

WITNESSETH:

WHEREAS, the parties hereto have entered into the Agreement; and

WHEREAS, pursuant to and in accordance with Section 11.9 of the Agreement, the parties wish to amend the Agreement as set forth in this Amendment No. 3.

NOW, THEREFORE, in consideration of the premises, and the mutual representations, warranties, covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

Section 1. Amendment to Section 1.1(g) and Schedule B-1.  The Agreement is hereby amended by deleting the references to “$60,000,000” in the definition of Cash in Section 1.1(g) and Schedule B-1 and replacing such references with “$80,000,000.”

Section 2. Amendment to Section 1.1(qqqq).  The Agreement is hereby amended by deleting clause (iv) of the definition of “Transaction Expenses” in its entirety and inserting in lieu thereof the following:

“(iv) all amounts that are payable by any of the Target Companies pursuant to that certain Option Deed set forth as item 3(ii) on Schedule 5.3 of the Disclosure Letter as amended by the parties thereto and as in effect as of immediately prior to the Closing (the “Option Deed”) as a result of the execution of this Agreement or the consummation of the Proposed Transaction including all amounts payable pursuant to the Option Deed upon the date of acquisition by the Company of all the “A Shares” and “B Shares” (as such terms are defined in the Option Deed) but excluding any further amounts payable to “R&C” (as such term is defined in the Option Deed) under the Option Deed due to additional “Permira Receipts” (as such term is defined in the Option Deed) following the date of such acquisition (any such amounts, “Additional Permira Receipts”), and”

Section 3. Amendment to Section 3.1.  The Agreement is hereby amended by adding the following sentence at the conclusion of Section 3.1:

“For purposes of calculating the Purchase Price, (x) (i) one-half of the amount of any accrued interest or other expenses arising out of or relating to Indebtedness incurred from and after the Benchmark Time to and including the Closing Date shall be treated as a “Transaction Expense” (including for calculating Estimated Transaction Expenses, Preliminary Transaction Expenses and Final Transaction Expenses) and (ii) one-half of such amount shall be borne by the Purchaser, and (y) in no event shall any of such accrued interest expense referred to in (i) and (ii)  be included in the calculation of “Indebtedness” as of the Benchmark Time (including for calculating Estimated Indebtedness, Preliminary Indebtedness and Final Indebtedness).”

Section 4. Amendment to Section 3.2.  The Agreement is hereby amended by deleting the reference to “five (5) Business Days prior to the anticipated Closing Date” in the first sentence of Section 3.2 and replacing such reference with “two (2) Business Days prior to the anticipated Closing Date.”  The Agreement is further amended by deleting the reference to “certified by the Company’s Chief Financial Officer” in the first sentence of Section 3.2 and replacing such reference with “certified by the Company’s Chief Executive Officer”.

Section 5. Amendment to Section 4.1.  The Agreement is hereby amended by deleting the first sentence of Section 4.1 in its entirety and inserting in lieu thereof the following:

“Section 4.1  Closing.  The Closing of the Proposed Transaction shall take place on February 13, 2015, or at such other date and time as the Purchaser and the Seller may mutually agree in writing.”

Section 6. Addition of Section 4.8.  The Agreement is hereby amended by adding the following new Section 4.8:

“Section 4.8  Certain Post-Benchmark Time Actions.  Notwithstanding anything in this Agreement to the contrary, in the event (a) the Company delivers a partial prepayment notice to the lending parties under the Company’s existing Indebtedness in respect of the principal or interest amounts outstanding thereunder (the “Prepayment Notice”) on or prior to the Closing Date, the amounts evidenced in any such Prepayment Notice shall, to the extent actually paid to such lending parties by or on behalf of the Company on or prior to the Closing Date, be deducted from (i) any calculation of “Cash” (including for calculating Estimated Cash, Preliminary Cash and Final Cash with the allocation by jurisdiction at the Closing being made by the Seller in its sole discretion) as of the Benchmark Time and (ii) any calculation of “Indebtedness” as of the Benchmark Time, (b) the Company settles, or causes to be settled, on or prior to the Closing Date, any Swap Obligations related to (and as defined in) either of the Company’s First Lien Credit and Guaranty Agreement or Second Lien Credit and Guaranty Agreement, any calculation of each of “Indebtedness” and “Cash” (including for purposes of calculating Estimated Cash, Preliminary Cash and Final Cash (with the allocation by jurisdiction at the Closing being made by the Seller in its sole discretion)), shall be adjusted to take into account the value of such settlement (as of the date of settlement) as if such settlement had occurred immediately prior to the Benchmark Time or (c) any Transaction Expenses are paid by or on behalf of the Company after the Benchmark Time, the amount of such payments shall be deducted from any calculation of “Cash” (including for calculating Estimated Cash, Preliminary Cash and Final Cash with the allocation by jurisdiction at the Closing being made by the Seller in its sole discretion) as of the Benchmark Time.”

Section 7. Assignment of Agreement.  Pursuant to the provisions of Section 11.2 of the Agreement, the Seller hereby assigns all of its rights and obligations under the Agreement to Nalozo LP (defined below), and Nalozo LP hereby assumes all such rights and obligations of Seller.  The Purchaser hereby acknowledges and consents to such assignment and further acknowledges that Nalozo LP has entered or will enter into a plan of liquidation and dissolution of Nalozo LP, solely for U.S. federal income tax purposes, pursuant to which plan Nalozo LP shall pay and discharge or otherwise provide for or satisfy all debts, expenses and other liabilities of Nalozo LP prior to final liquidation.

Section 8. Amendment to Section 5.3(a).  Section 5.3(a) of the Agreement is hereby amended by deleting such clause in its entirety and inserting in lieu thereof the following:

“(a) As of the date of this Agreement, the Seller is legal and beneficial owner of the Share.  As of the date of this Amendment No. 3, Nalozo Cayman GP Ltd., an Exempted Company incorporated in the Cayman Islands with limited liability, (the “Cayman GP”) is (and as of immediately prior to the Closing shall be) the legal owner of the Share and Nalozo L.P., an Exempted Limited Partnership registered in the Cayman Islands (“Nalozo LP”) is (and as of immediately prior to the Closing shall be) the beneficial owner of the Share.”

Section 9. Amendment to Section 5.3(b).  Section 5.3(b) of the Agreement is hereby amended by deleting such clause in its entirety and inserting in lieu thereof the following:

“(b) The Seller or one or more of its subsidiaries beneficially owns the Share free and clear of all Encumbrances other than Encumbrances that are imposed by any applicable Securities Laws or Encumbrances created or caused by the Purchaser. There is no agreement or arrangement or obligation to create or give any Encumbrance over or affecting the Share and no claim has been made by any person to be entitled to any such Encumbrance. As of the date of this Agreement and at the Closing Date, the Seller or one or more of its subsidiaries will hold good and valid title to the Share, free and clear of all Encumbrances other than Encumbrances that are imposed by any applicable Securities Laws or Encumbrances created or caused by the Purchaser, and upon delivery of the stock transfer form in respect of the Share against payment therefor pursuant to the terms of this Agreement, the Purchaser will receive good title thereto and full beneficial ownership thereof, free and clear of all Encumbrances other than Encumbrances that are imposed by any applicable Securities Laws or Encumbrances created or caused by the Purchaser.”

Section 10. Amendment to Section 7.21.  Section 7.21 of the Agreement is hereby amended by deleting such section in its entirety and inserting in lieu thereof the following:

“Section 7.21  Restricted Countries.  The Seller acknowledges that the Purchaser does not wish to continue and may in some instances be legally prohibited from continuing the business of the Target Companies in Restricted Countries following the Closing.  To that end, prior to the Closing, the Seller shall terminate all the business and operations of the Target Companies in or directed to the Restricted Countries.  For the purpose of this Agreement, “Restricted Countries” shall mean Cuba, Syria, Iran and Sudan.  This

Section 7.21 shall not be applicable to any such business or operations that have been or will be carried out pursuant to exemptions, general or specific licenses, license exceptions or other authorizations issued or administered by the US Office of Foreign Assets Control, the US Bureau of Industry and Security or any other relevant US government agency.”

Section 11. Addition of Section 7.27.  The Agreement is hereby amended by adding the following new Section 7.27:

“Section 7.27 Certain Option Deed Payments.  The Seller shall, within ten (10) Business Days of such event, (i) notify the Company of Additional Permira Receipts and (ii) provide the Seller’s good faith determination of the amount that would be payable in connection with such Additional Permira Receipts pursuant to the Option Deed.  Within ten (10) Business Days of the delivery of such notice, the Seller shall pay, or cause to be paid, to the Company an amount, in cash, equal to the amount payable in connection with such Additional Permira Receipts pursuant to the Option Deed.  Within the time period required by the Option Deed, the Company shall pay, or cause to be paid, such amount to “R&C” (as such term is defined in the Option Deed).”

Section 12.   Assignment of Agreement by Purchaser and Payment of Purchaser Preferred Stock Consideration.  Pursuant to the provisions of Section 11.2(b) of the Agreement, the Purchaser hereby assigns all of its rights and obligations under the Agreement to MacDermid Agricultural Solutions Inc., a Delaware corporation (“MAS”), and MAS hereby assumes all such rights and obligations of Purchaser.  In connection with such assignment, and for the avoidance of doubt, each of the parties acknowledges that (a) MAS will acquire the Share, (b) the Purchaser is issuing the Purchaser Preferred Stock Consideration on behalf of MAS in connection with the acquisition of the Share by MAS and (c) the assignment by the Purchaser and the assumption by MAS will not relieve the Purchaser of any of its obligations under the Agreement.

Section 13. Defined Terms; References.  Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Agreement.  From and after the date of this Amendment No. 3, references in the Agreement to the “Agreement” or any provision thereof shall be deemed to refer to the Agreement or such provision as amended hereby unless the context otherwise requires, and references in the Agreement to the “date hereof” or the “date of this Agreement” shall be deemed to refer to October 20, 2014, and references to “Amendment No. 3” shall be deemed to refer to this Amendment No. 3.

Section 14. Full Force and Effect.  Except as otherwise expressly provided herein, all of the terms and conditions of the Agreement remain unchanged and continue in full force and effect.  This Amendment No. 3 is limited precisely as written and shall not be deemed to be an amendment to any other term or condition of the Agreement or any of the documents referred to therein.  This Amendment No. 3 shall be deemed to be in full force and effect from and after the execution of this Amendment No. 3 by the parties hereto as if the amendments made hereby were originally set forth in the Agreement.

Section 15. Governing Law.  This Amendment No. 3 (and any claim, controversy or dispute arising hereunder) shall be governed by and construed in accordance with the domestic law of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the state of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the state of Delaware.  The parties irrevocably submit to the exclusive general jurisdiction of the Delaware Court of the Chancery and any state appellate court therefrom within the State of Delaware (or, only if the Delaware Court of the Chancery declines to accept jurisdiction over a particular matter, any state or federal court sitting in the State of Delaware) for the purposes of any suit, action, or other proceeding arising out of or relating to the matters contemplated herein and each of the parties hereby waives its right to a jury trial with respect to any such matter.

Section 16. Counterparts; Severability.  This Amendment No. 3 may be executed in any number of separate counterparts (including by means of facsimile or portable document format (.pdf)), each of which is an original but all of which taken together shall constitute one and the same instrument.  Each of the provisions of this Amendment No. 3 is severable.  If any such provision is held to be or becomes invalid or unenforceable in any respect under the Law of any jurisdiction, it shall have no effect in that respect and the parties shall use commercially reasonable efforts to replace it in that respect with a valid and enforceable substitute provision the effect of which is as close to its intended effect as possible.

Section 17. Headings.  The descriptive headings of the several Sections of this Amendment No. 3 were formulated, used and inserted in this Amendment No. 3 for convenience only and shall not be deemed to affect the meaning or construction of any of the provisions hereof.

[Signature Page Follows]

IN WITNESS WHEREOF, the Seller, the Purchaser and Nalozo LP have caused this Amendment No. 3 to be executed as of the date first written above by their respective officers thereunto duly authorized.

SELLER:

NALOZO S.À.R.L.

By:	/s/ Séverine Michel
	Name:	Séverine Michel
	Title:	Manager

NALOZO L.P.

By: Nalozo Cayman GP Ltd., its general partner

By:	/s/ John Coyle
	Name:	John Coyle
	Title:	Director

PURCHASER:

PLATFORM SPECIALTY PRODUCTS CORPORATION

By:	/s/ Frank J. Monteiro
	Name:	Frank J. Monteiro
	Title:	Chief Financial Officer

[Signature Page to Amendment No. 3]